FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

            (Indicate by check mark whether the registrant files or
                 will file annual reports under cover of Form
                              20-F or Form 40-F.)
                          Form 20-F X Form 40-F _____

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commis
       sion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                                 Yes ____No X

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on notice of extraordinary general meeting and notice of H shares class meeting, made on August 14, 2004, in English by Huaneng Power International Inc.



















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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                              ----------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     August 16, 2004